EXHIBIT 21.1

List of Subsidiaries*

Jurisdiction of Incorporation
Axon Public Safety B.V.	The Netherlands
Axon Public Safety UK Limited	United Kingdom

*  Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Axon Enterprise, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.